UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 2, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED AND RANDGOLD RESOURCES JOINTLY ACQUIRE A FURTHER 20% OF THE MOTO GOLD PROJECT INCREASING THEIR INTEREST TO 90% - PRESSS RELEASE**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

stock exchange release

31 October 2009

ANGLOGOLD ASHANTI LIMITED AND RANDGOLD RESOURCES JOINTLY ACQUIRE A FURTHER 20% OF THE MOTO GOLD PROJECT INCREASING THEIR INTEREST TO 90%

AngloGold Ashanti Limited (JSE:ANG) ("AngloGold Ashanti" or the "Company") is pleased to announce that, together with Randgold Resources Limited ("Randgold"), it has entered into a definitive agreement with L'Office des Mines d'Or de Kilo-Moto ("OKIMO"), whereby they will jointly purchase an additional 20% stake in the Moto gold project (the "Moto Gold Project") for an aggregate consideration of approximately US$113.6 million (the "Acquisition"). The Acquisition consideration is to be funded equally by AngloGold Ashanti and Randgold, with AngloGold Ashanti's 50% share of this consideration being approximately US$56.8 million which it will fund from existing cash resources.

On 15 October 2009, AngloGold Ashanti announced that, together with Randgold, it had completed the acquisition of Moto Goldmines Limited ("Moto"), a gold exploration and development company which holds a 70% interest in Kibali Goldmines s.p.r.l. ("Kibali Goldmines"), a joint venture company which owns 100% of the Moto Gold Project and in which OKIMO, a Congolese parastatal entity, currently holds a 30% interest.

To implement the Acquisition, AngloGold Ashanti and Randgold have entered into a share purchase agreement (the "SPA") with OKIMO, pursuant to which and subject to the fulfilment of certain conditions precedent as set out below, Kibali (Jersey) Limited ("Kibali (Jersey)"), a joint venture company that is owned by AngloGold Ashanti and Randgold and the same vehicle which holds AngloGold Ashanti's and Randgold's recently acquired joint venture interest in Moto, will acquire 20% of the issued share capital of Kibali Goldmines from OKIMO. Therefore, following completion of the Acquisition, Randgold and AngloGold will together hold an indirect 90% interest in Kibali Goldmines and OKIMO will hold the remaining 10% interest, thereby maintaining the continued interest of the Government of the Democratic Republic of the Congo (the "DRC") in the Moto Gold Project.

"This increases our participation in the Moto Gold project, which is an important part of our future growth plans,'' AngloGold Ashanti CEO Mark Cutifani said. ``We look forward to working closely with the DRC Government and continuing our successful, decade-long partnership, with Randgold to bring this resource to account.''

In addition to and as part of the Acquisition, AngloGold Ashanti and Randgold have secured certain undertakings and commitments from the Government of the DRC in respect of Kibali Goldmines' exploitation permits and licenses, as well as the existing DRC mining legislation and the fiscal regime under which the Moto Gold Project will operate. These undertakings are further detailed under the Protocol and Declaration below.

Protocol

AngloGold Ashanti and Randgold have procured that Moto and Kibali (Jersey) enters into a protocol (the "Protocol") with the Government of the DRC under which:

1. the renewal of all the exploitation permits held by Kibali Goldmines will be authorised by the Government of the DRC subject to compliance with the provisions of the DRC mining legislation;
2. for such time as the Moto Gold Project is in commercial production and provided that Kibali Goldmines complies with the DRC mining legislation, all exploitation permits held by Kibali Goldmines shall be renewed on their respective earliest renewal dates; and
3. the Government of the DRC acknowledges that no further payment shall be required in relation to the acquisition of Moto by AngloGold Ashanti and Randgold.

Under the terms of the Protocol, Moto will make a payment to the Government of the DRC and OKIMO of US$4.5 million within three business days of the delivery of certain documents by the Government of the DRC and OKIMO which are conditions to the Acquisition and which should take place within 10 business days of entering into the SPA. 50% of the payment will go to each of the Government of the DRC and to OKIMO.

Declaration

AngloGold Ashanti and Randgold have secured additional support from the Government of the DRC in the form of a declaration (the "Declaration") under which the Government of the DRC:

1. formally acknowledges the Acquisition and the Protocol entered into by Moto and Kibali (Jersey) in respect of the renewal of exploitation permits held by Kibali Goldmines;
2. confirms that the current DRC mining legislation is in full force and effect and that there are no current proposals to amend it;
3. confirms that the DRC mining legislation contains the totality of the taxes, royalties and other fees payable to the Government of the DRC in relation to mining activities in the DRC and guarantees the stability of these provisions as provided in the DRC mining legislation;
4. provided that Kibali Goldmines complies with the DRC mining legislation and payment is made under the Protocol, agrees to renew all of the exploitation permits held by Kibali Goldmines on the terms of the Protocol and to grant in a timely manner all other permits and licenses required for development and exploitation of the Moto Gold Project;
5. provided that the Moto Gold Project is in commercial production, that Kibali Goldmines complies with the DRC mining legislation and payment is made under the Protocol, agrees to renew all exploitation permits held by Kibali Goldmines on future renewal dates;
6. provided that payment is made under the Protocol, agrees not to terminate or limit the scope or effect of Kibali Goldmines' exploitation permits other than in accordance with their terms or in accordance with the provisions of the joint venture agreement which governs the operation of Kibali Goldmines; and
7. undertakes not to take any action to prevent, prohibit or frustrate future intra-group transfers by Randgold, AngloGold, Moto or Kibali (Jersey) of shares in Kibali Goldmines and they will not be required to acquire a further interest in Kibali Goldmines as a result of any such intra-group transfer.

Conditions Precedent

The Acquisition is subject to the fulfilment of a number of conditions, including:

1. in the case of AngloGold Ashanti, approval of the Acquisition by the South African Reserve Bank;
2. in the case of Randgold, approval of the Acquisition by its shareholders;
3. approval by the board of directors and the shareholders of OKIMO, such approval to be granted within 10 business days of entering into the SPA;
4. the delivery, by the Government of the DRC within 10 business days of entering into the SPA, of a notification letter regarding a meeting of the Cabinet of the DRC confirming that it has considered the Acquisition and its terms and that the Acquisition is in accordance with DRC law; and
5. the renewal of all exploitation permits held by Kibali Goldmines which expire in 2014 pursuant to the Protocol.

Reasons for and Benefits of the Acquisition

It is anticipated that the Acquisition will result in the following benefits:

1. ***increases AngloGold Ashanti shareholders participation in the Moto Gold Project, thereby further increasing AngloGold Ashanti's Ore Reserves and Mineral Resources:*** The Acquisition increases AngloGold Ashanti shareholders' participation in the Moto Gold project by 10%. Based on the feasibility study completed in March 2009 by Moto, the Acquisition in conjunction with the acquisition of 50% of Moto completed earlier this month, will increase AngloGold Ashanti's existing attributable Ore Reserves by 2.5Moz and its existing attributable Mineral Resources by approximately 10.1Moz. It is envisaged that the vast Mineral Resource of the Moto Gold Project will support the development of a long life and profitable mining operation. The Company believes that the combination of AngloGold Ashanti's and Randgold's regional business knowledge and government relationships with their extensive gold mining expertise in Africa will assist in unlocking the value of the Moto Gold Project;

2. ***retains support of the Government of the DRC for the Moto Gold Project:*** In addition to and as part of the Acquisition, AngloGold Ashanti and Randgold have secured certain undertakings and commitments from the Government of the DRC in respect of Kibali Goldmines' exploitation permits and licenses, as well as the existing DRC mining legislation and the fiscal regime under which the Moto Gold Project will operate. AngloGold Ashanti and Randgold both consider the continued support of the Government of the DRC as critical to the successful development of the Moto Gold Project;

3. ***removes a 20% carried interest in the Moto Gold Project:*** OKIMO currently holds a 30% non-dilutable carried interest in the Moto Gold Project through its holding in Kibali Goldmines. Under the current shareholding structure, this would mean that AngloGold Ashanti and Randgold fund 100% of capital required to develop the Moto Gold Project with only 70% of the benefit following repayment of capital funding. The Acquisition reduces OKIMO's holding to a 10% non-dilutable carried interest and increases AngloGold Ashanti's and Randgold's interest in the Moto Gold Project to 90%; and

4. ***simplifies the historic arrangements between Moto, Kibali Goldmines and OKIMO:*** Historically, there have been a number of loans, commitments and agreements in place between Moto, Kibali Goldmines and OKIMO in relation to the Moto Gold Project which, under the new agreements, will be simplified.

ENDS

Financial Advisors to AngloGold Ashanti
CIBC
HSBC

Legal Advisors to AngloGold Ashanti
Fasken Martineau DuMoulin LLP
Shearman & Sterling LLP

JSE Sponsor
UBS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 2, 2009

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary